Exhibit 99a

Central GoldTrust

Wednesday October 28, 2009

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to the three and nine month periods ended September 30, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)
	September 30,	December 31,
	2009	2008
Net assets:
Gold at market	$401,277,292	135,592,210
Cash	351,310	147,728
Short-term deposits	7,416,120	2,937,792
Prepaid expenses and other	141,246	68,620
	409,185,968	138,746,350
Accrued liabilities	(629,810)	(148,837)
Net assets representing Unitholders’ equity	$408,556,158	138,597,513

Represented by:
Capital
Units issued: 10,918,000 (2008: 4,279,500)	$304,014,004	76,279,600
Retained earnings inclusive of
unrealized appreciation of holdings	104,542,154	62,317,913
	$408,556,158	138,597,513

Net asset value per Unit	$37.42	32.39

Net asset value per Unit expressed in Canadian dollars	$40.12	39.66

Exchange rate: U.S. $1.00 = Cdn.	$1.0722	1.2246

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $269,958,645 or 194.8%, during the nine month period to a total of $408,556,158.  The increase in net assets was attributable to the increased market price of gold during the period and to the net proceeds of $36,147,684 from the public offering of 1,123,500 Units completed on January 14, 2009 and $191,586,720 from the public offering of 5,515,000 Units completed on May 12, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Nine months ended Sept. 30,		Three months ended Sept. 30,
	2009	2008	2009	2008
Income (Loss):
Interest	$25,348	70,232	$6,632	20,308
Unrealized appreciation (depreciation) of holdings	43,096,372	6,666,060	24,715,180	(7,193,692)
	43,121,720	6,736,292	24,721,812	(7,173,384)
Expenses:
Administration fees	529,164	314,916	214,652	102,979
Safekeeping, insurance and bank charges	157,218	100,424	73,071	32,946
Auditors’ fees	54,542	87,450	18,348	14,864
Legal fees	43,684	67,151	12,856	14,694
Trustees’ fees and expenses	37,499	33,251	12,808	12,524
Regulatory filing fees	23,351	35,122	972	468
Unitholder information	19,896	18,929	9,643	2,827
Stock exchange fees	17,872	15,724	5,957	5,241
Registrar and transfer agent fees	10,188	11,212	3,492	3,589
Miscellaneous	572	528	16	40
Foreign currency exchange (gain) loss	3,493	1,129	1,824	(860)
Total expenses	897,479	685,836	353,639	189,312
Net income (loss)
inclusive of unrealized appreciation
(depreciation) of holdings	$42,224,241	6,050,456	$24,368,173	(7,362,696)
Net income (loss) per Unit
inclusive of unrealized appreciation
(depreciation) of holdings	$5.14	1.43	$2.23	(1.72)

Net income for the three months ended September 30, 2009 was $24,368,173 ($2.23 per unit) compared to a net loss of $7,362,696 ($1.72 per unit) for the same period in 2008, after deducting expenses of $353,639 (2008: $189,312).  Net income for the nine months ended September 30, 2009 was $42,224,241 ($5.14 per unit) compared to $6,050,456 ($1.43 per unit) for the same period in 2008, after deducting expenses of $897,479 (2008: $685,836).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.
Virtually all of the net income (loss) respectively was due to the change in unrealized appreciation (depreciation) of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended September 30, 2009 compared to 0.13% for the same period in 2008.  For the nine months ended September 30, 2009, this expense ratio was 0.30% compared to 0.47% for the same period in 2008.  For the twelve months ended September 30, 2009, this expense ratio was 0.42% compared to 0.61% for the twelve months ended September 30, 2008.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At September 30, 2009, the units of Central GoldTrust were 98% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).